TradeAuthority LLC
and subsidiary

(a Louisiana Limited Liability Company)

Audited Consolidated Financial Statements

Period of January 1, 2021

through December 31, 2021

with Restated Consolidated Financial Statements

Audited by Predecessor Auditor

Period of January 1, 2019

through December 31, 2020

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

TradeAuthority LLC
and Subsidiary

Table of Contents



Certified Public Accountant

Independent Auditor's Report

March 23, 2022
To: Board of Directors of TradeAuthority LLC
Attn: Charlie Davis, CEO
Re: 2021 Consolidated Financial Statement Audit – TradeAuthority LLC (dba Moxey or Moxey Exchange)

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of TradeAuthority LLC (dba Moxey or Moxey Exchange), which comprise the consolidated balance sheets as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of TradeAuthority LLC as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other-Matter: Restatement of Predecessor Auditor's Audited Financial Statements
The financial statements of TradeAuthority LLC for the year ended December 31, 2020 and December 31, 2019 were audited by another auditor, Manning Silverman & Company, who expressed an unmodified opinion with an emphasis of matter paragraph on those statements on December 20, 2021.

Subsequent to the audit report date, Management had evaluated its role as a principal vs agent to its IP-licensing sales and determined that the Company mistakenly identified itself as an agent to commission generating activities on its network for the years ended December 31, 2020 and earlier. As a result, revenues were recorded net of sales expenses with exchange partners (the licensees) instead of on a gross basis. The income statements for the periods ended December 31, 2020 and December 31, 2019 have been restated on the accompanying financial statements to record revenue and cost of sales at their gross amounts.

As part of our audit of the 2021 financial statements, we also audited the adjustments described above and in Note 10 that were applied to restate the 2020 and 2019 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 and 2019 financial statements of the Company other than with respect to the adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the 2020 and 2019 financial statements as a whole.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TradeAuthority LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TradeAuthority LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TradeAuthority LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TradeAuthority LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Certified Public Accountant
Robbinsville, New Jersey
March 23, 2022

TradeAuthority, LLC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021, 2020, and 2019
(Audited)

	(Audited)		(Restated - Audited by Predecessor Auditor)		(Restated - Audited by Predecessor Auditor)	
	2021		**2020**		**2019**	
ASSETS						
Current Assets						
Cash and cash equivalents	$	447,787	$	24,148	$	15,445
Restricted cash		40,922		-		-
Accounts receivable		2,550		11,226		11,843
Prepaid interest		4,469		-		-
Other current assets		1,565		-		-
Total Current Assets		**497,293**		**35,374**		**27,288**
Property and Equipment						
Machinery and equipment		4,471		24,622		17,966
Software development		228,254		212,277		212,277
Technology equipment		62,999		50,773		50,773
Accumulated Depreciation		(245,508)		(226,412)		(210,011)
Net Property and Equipment		**50,217**		**61,260**		**71,005**
Other Assets						
Goodwill		126,890		126,890		121,164
Security Deposit		3,707		8,807		8,807
Total Other Assets		**130,597**		**135,697**		**129,971**
Total Assets	$	**678,107**	$	**232,331**	$	**228,264**

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities						
Accounts payable	$	142,276	$	7,206	$	16,061
Cash reserves and terminal deposits		56,522		46,014		34,723
PPP Loan		-		19,900		-
Accrued Interest		-		31,683		4,750
Accrued payroll		3,446		-		-
Other Current Liabilities		-		9,779		6,697
Deferred revenue		15,857		17,614		13,028
Total Current Liabilities		**218,101**		**132,196**		**75,259**
Long-Term Liabilities						
Moxey Loan Accounts		334,126		284,341		235,133
Notes Payable to Related Parties		804,125		859,125		765,125
Notes Payable		-		15,000		27,750
Total Long-Term Liabilities		**1,138,251**		**1,158,466**		**1,028,008**
Total Liabilities		**1,356,352**		**1,290,662**		**1,103,267**
Members' Equity (Deficiency)		**(678,246)**		**(1,058,331)**		**(875,003)**
Total Liabilities and Members' Equity (Deficit)	$	**678,107**	$	**232,331**	$	**228,264**

The accompanying footnotes are an integral part of the financial statements.

TradeAuthority, LLC
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2021, 2020, and 2019
(Audited)

		(Audited) 2021		(Restated - Audited by Predecessor Auditor) 2020		(Restated - Audited by Predecessor Auditor) 2019
Revenues	$	1,571,985	$	1,486,206	$	1,624,512
Cost of sales		1,312,518		1,254,903		1,373,568
Gross Profit		259,467		231,303		250,944
Operating Expenses						
General and administrative		54,975		32,356		58,744
Advertising and marketing		156,335		25,083		66,263
Software and web services		69,092		45,628		66,971
Payroll		97,794		82,509		80,419
Professional services		75,850		4,483		3,960
Contractors		463,723		220,987		472,151
Depreciation		19,098		16,401		14,806
Other operating expenses		6,186		11,762		34,197
Total Operating Expenses		**943,053**		**439,208**		**797,510**
Other Income						
Interest expense		(24,898)		(31,123)		(17,250)
Forgiveness of debt		199,722		-		-
Gain on acquisition of communities		3,034		-		-
Total Other Income (Expense)		**177,857**		**(31,123)**		**(17,250)**
Net Income (Loss) Before Minority Interest		**(505,729)**		**(239,028)**		**(563,816)**
Minority Interest in Income of Consolidated Entity		**50,246**		**(10,692)**		**(80,588)**
		$		$		$
Net Income (Loss)		**(555,975)**		**(228,336)**		**(483,228)**

TradeAuthority, LLC
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021, 2020, and 2019
(Audited)

	Minority Interest	Members' Equity (Deficit)	Total Members' Equity (Deficit)
Balance as of December 31, 2018	$ -	$ (400,147)	$ (400,147)
Member Contributions	-	88,960	88,960
Net Income/(Loss)	(80,588)	(483,228)	(563,816)
Balance as of December 31, 2019	**(80,588)**	**(794,415)**	**(875,003)**
Member Contributions	-	55,700	55,700
Net Income/(Loss)	(10,692)	(228,336)	(239,028)
Balance as of December 31, 2020	**(91,280)**	**(967,051)**	**(1,058,331)**
Member Contributions	-	885,814	885,814
Net Income/(Loss)	50,246	(555,975)	(505,729)
Purchase of Minority Interest	41,034	(41,034)	-
Balance as of December 31, 2021	$ -	$ (678,246)	$ (678,246)

(Restated - Audited by Predecessor Auditor)

(Audited)

The accompanying footnotes are an integral part of the financial statements.

TradeAuthority, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2021, 2020, and 2019
(Audited)

	(Audited) 2021	(Restated - Audited by Predecessor Auditor) 2020	(Restated - Audited by Predecessor Auditor) 2019
Cash Flows from Operating Activities			
Net Income (Loss)	$ (555,975)	$ (228,336)	$ (483,228)
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Depreciation & Amortization	19,098	16,401	14,806
Forgiveness of debt	(199,722)	-	-
Gain on acquisition of communities	(3,034)	-	-
Minority interest income (loss) in subsidiary	50,246	(10,692)	(80,588)
Changes in operating assets and liabilities:			
Accounts receivable	8,676	617	(11,794)
Prepaid interest	(4,469)	-	-
Other assets	(1,565)	-	-
Security deposits	5,100	-	(8,807)
Accounts payable	135,068	(8,854)	15,734
Cash reserves and terminal deposits	10,508	11,291	34,063
Accrued interest	(18,616)	26,933	4,750
Accrued payroll	3,446	-	-
Deferred revenue	(1,757)	4,586	13,028
Other liabilities	(9,779)	3,082	(780)
Net cash provided by (used in) operating activities	**(562,774)**	**(184,972)**	**(502,816)**
Cash Flows from Investing Activities			
(Purchase) of Property and Equipment	(8,053)	(6,657)	(25,131)
Goodwill on community acquisition	-	(5,726)	(121,164)
Net cash used in investing activities	**(8,053)**	**(12,383)**	**(146,295)**
Cash Flows from Financing Activities			
Issuance of member units	840,814	-	-
Member contributions	-	55,700	88,960
Advances on moxey loan accounts	52,819	49,208	148,083
Advances on related party loans	125,000	94,000	421,500
Borrowings (repayments) on notes payable	-	(12,750)	1,219
Paycheck Protection Program loan proceeds	16,755	19,900	-
Net cash used in financing activities	**1,035,388**	**206,058**	**659,762**
Net change in cash and cash equivalents	**464,561**	**8,703**	**10,651**
Cash, cash equivalents, and restricted cash at beginning of period	24,148	15,445	4,794
Cash, cash equivalents, and restricted cash at end of period	**$ 488,709**	**$ 24,148**	**$ 15,445**

The accompanying footnotes are an integral part of the financial statements.

TRADEAUTHORITY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Trade Authority, LLC ("the Company", "TA") was formed in Louisiana on April 16th, 2010. The Company operates a marketplace ("Marketplace") in which products and services are exchanged by Marketplace members utilizing Moxey dollars ("Moxey dollars"), a signature brand of digital currency that forgoes the need to use fiat currency (e.g. United States dollar). Moxey dollars are only usable in the Marketplace and allows thousands of member businesses (their "members") to acquire products and services without exchanging cash. One Moxey dollar in the Marketplace has the equivalent buying power of one United States Dollar (USD) outside of the marketplace. The Company administer the Marketplace and provide record-keeping and payment transaction processing services for our members. Revenue is generated by charging members percentage-based transaction fees, association fees, and other fees assessed in USD.

In 2019, the Company partnered with three investors to start an individual exchanged in New Orleans, LA called Moxey New Orleans LLC (referred to as Moxey NOLA or MXN). The Company originally owned 75% of Moxey NOLA with the remaining 25% owned by the three other investors. Later in 2019 the Company assigned 10% of its ownership to an additional investor in exchange for services provided to Moxey NOLA, leaving TradeAuthority with a 65% stake in the company.

In 2021, the Company acquired the remaining 35% of Moxey NOLA in exchange for ownership interest in TradeAuthority (see note 4). Moxey NOLA is now wholly owned by the Company. The financial statement hereinafter present the consolidated results of Trade Authority LLC and Moxey New Orleans LLC (collectively referred to as the "Company").

All significant intercompany accounts and transactions have been eliminated.

In August 2021, Hurricane Ida hit Louisiana as a Category 4 storm, disrupting most all business in southeast Louisiana including a majority of the Company's membership. There was a near complete stoppage of transactional activity for a week and a slow return of that activity through the following two weeks.

Since inception, the Company has relied on contributions from owners, the issuance of member units, and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12), and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced an losses with balances in excess of federally insured limits

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Restricted Cash

The Company's restricted cash represents cash held by the Company on behalf of its customers to pay for futures transaction commissions.

Receivables and Credit Policy

The Company's accounts receivables are royalty income accrued from franchised community who have licensing rights to the Marketplace. The Company earns percentage of the licensee's transaction commission each month. Accounts receivable represent the Company's commission on transactions completed as of the end of the reporting period. These receivables are uncollateralized obligations due under normal trade terms.. The Company, by policy, routinely assesses the financial strength of its licensee. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. The receivables are deemed fully collectible and have no allowance for doubtful accounts recorded.

Fixed Assets

Property and equipment exist in the form of software development and technology equipment and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2021, 2020, and 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company has elected to be taxed as a partnership with the Internal Revenue Service (IRS). Therefore, no provision for federal income tax expense is recorded. Instead, the net income for the Company flows through to its members and is taxed their individual income tax return. The Company has filed its income tax return for the year ended December 31, 2021, which will remain subject to examination by the IRS under the statute of limitations for a period of three years from the date it is filed.

Revenue Recognition

The Company recognizes revenue from the sale association memberships and renewals and transactional fees in accordance with ASC 606,"Revenue from contracts with customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company generates revenue by charging members percentage-based transaction fees, and other fees assessed in USD. Revenue is recognized when persuasive evidence of an arrangement exists, the transaction has occurred or a cycle period has ended, the charges are fixed and determinable and no major uncertainty exists with respect to collectability. The sole performance obligation is to facilitate transactions via the Moxey platform. Therefore, the performance obligation is satisfied and revenue is earned simultaneously as transactions are consummated by the members.

The Company records revenues and expenses for Moxey dollars they spend on various products or services where the value of those Moxey dollars is readily determinable.

Deferred revenue represents performance obligations for membership renewals to be fulfilled in the next 12 months.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired, including domains and other definite-lived intangible assets, and liabilities assumed in business combinations accounted for under the acquisition method. During the year ended December 31, 2021, the Company acquired several Moxey Communities which were independently owned and operated. Management determined that the fair value of assets acquired were zero due to the lack of quantifiable methods used to value the assets acquired.

Summary of acquisitions as of December 31:

	2021	**2020**	**2019**
Fair Value of Assets Acquired	$ -	$ -	$ -
Consideration: Assumption of Debt	126,890	126,890	121,164
Total Goodwill	$ 126,890	$ 126,890	$ 121,164

Goodwill acquired in a purchase or business combination is determined to have an indefinite useful life and is not amortized, but instead tested for impairment at least annually. In testing goodwill for impairment, the Company assess qualitative factors before calculating the fair value of its reporting unit. If the Company determines that the fair value of the reporting unit is more likely to than not less than its carrying value, then it will perform the two-phase approach.

The first phase is screen for potential impairment, while the second phase (if necessary) measures the amount of impairment, if any. Goodwill is written down and charged to operating results in any period in which the recorded value of goodwill exceeds its estimated fair value.

The Company analyzes goodwill at year end using a discounted cash flow methodology. The Company believes the use of a discounted cash flow approach is the most reliable indicator to use when determining its fair value.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – MOXEY LOANS

The Company is a third-party record keeper of barter/trade transactions between the businesses that participate in the Moxey member network. At all times, members in this network hold either positive or negative balances. The Company itself holds an account in this network and can at anytime hold a positive or negative balance as well. The Moxey Loan Account reflects any negative balance (liability) held by the Company as of year end, where the Company had paid for more services provided by businesses on the marketplace via Moxey dollars than it had generated via membership fees paid to the Company in Moxey dollars.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company accrued expenses related to a consulting agreement with the Vice President of Operations and shareholder to manage the Company. The agreement calls for monthly payments of $4,375 in Moxey dollars and $4,375 in USD. Payment is due when the Company has the ability to repay at the determination of management.

The Company entered into a similar agreement with Liquid Ventures, an entity controlled by the Company's CEO and shareholder. During 2021, the terms were amended to require monthly payments of $15,000 January to November 2021 and $12,500 for December 2021. The previous terms called for monthly payments of $8,750 in Moxey dollars and $8,750 in USD. Payment is due when the Company has the ability to repay at the determination of management. The accrued amounts are collateralized by the Company's accounts receivable up to $105,000.

Similar to the previous agreements, the Company entered into a third agreement with Aimee Supp, Vice President of Sales and marketing and shareholder to take control of all aspects of sales and marketing direction for the Company. The terms call for monthly payments of $250 in Moxey dollars and $4,750 in USD. Payment is due when the Company has the ability to repay at the determination of management.

The Company has the following balances of related party payables for the year ended December 31, 2021:

	2021	2020	2019
Vice President of Operations (shareholder)	$ 213,375	$ 170,375	$ 116,375
Liquid Ventures	586,250	508,750	468,750
Vice President of Sales and Marketing (shareholder)	4,500	0	0
Total	$ 804,125	$ 679,125	$ 586,375

During 2021, the Company issued 28,742 Class B membership units of TradeAuthority to the minority owners of Moxey NOLA to purchase their minority interest and make Moxey NOLA a wholly-owned subsidiary.

The Company had revenue financing agreements with a related party, see note 5 for additional information.

Moxey NOLA had a loan with a minority shareholder, the outstanding balance as of December 2021 was $0 and the outstanding balance as of December 31, 2020 and 2019 was $150,000, see note 6 for additional information.

NOTE 5 – DEBT

Revenue Based Financing

In 2019, Moxey NOLA entered into revenue financing agreements totaling $45,000 with 2 lenders, one member totaling $30,000 and one third party for $15,000. The lenders are to be repaid 3 times the principal investment amount out of 20% of the Company's gross cash receipts beginning January 1, 2021. The Company calculated its yearly interest rate to be 30%, during 2021 the Company accrued $19,890 in interest on the loans. During 2021, the lenders agreed to receive $45,000 in Moxey dollars and $45,000 in membership interest in the Company in lieu of cash repayment of the investment return. These transactions resulted in a net prepaid interest of $4,469 as of December 31, 2021. The lenders received $659 in cash repayments during 2021. The remaining investment return of $44,341 will be recognized as interest expense accrued at 30% per annum on the original principal investment amount.

Revenue based financing payments due during the 5 years subsequent December 31, 2021 are to be made at the rate of 20% of the Company's yearly gross cash receipts. Therefore, it is not possible to calculate or estimate the future 5 years debt payments due as of December 31, 2021.

NOTE 6 – FORGIVENESS OF DEBT

Moxey Bucks LLC Loan

In 2019, Moxey NOLA entered into a loan agreement with Moxey Bucks, LLC; who, at the time was a minority member of Moxey NOLA (see note 4). The loan's principal balance was $150,000 and beared interest of 10% per annum. The loan was to be repaid over 48 monthly payments, with interest only payments to be made over the first 12 monthly payments. Moxey NOLA pledged its dividends or distributions as collateral for the loan. The note was also secured by a first priority lien in the following personal property of the borrower - equipment, inventory, goods, consumer goods, and all proceeds of or substitutions for all or any of the additional collateral already mentioned.

Moxey NOLA made 13 interest-only payments starting in April 2019 after which there was an agreement to suspend monthly payments, with interest continuing to accrue until March 2021. In August 2021, Moxey Bucks LLC forgave the $150,000 principal balance plus any and all accrued interest, totaling $13,067 owed by Moxey NOLA.

SBA Payroll Protection Program

In April 2020, the Company received a loan of $19,900 from the SBA's Payroll Protection Program (PPP) with a fixed interest rate of 1.00% and maturity date in April 2022. In January 2021, the Company received a second loan of $16,755 from the SBA's Payroll Protection Program with similar terms as the first PPP loan. The Company received full forgiveness for the full amount of the loans during 2021.

NOTE 7 – EQUITY

The Company is a multimember LLC with 3 classes of ownership units in 2021, Class A, Class B and Class CF. Class A units and Class B units are valued equally in terms of any dividend distributions. However, Class A units have 6 times voting rights of Class B. In 2021, the Company added the third class of ownership units with the crowdfunding raise, Class CF. This class is also valued equally as Class A and Class B in terms of dividend distributions, but carries no voting rights.

NOTE 8 – EQUITY-BASED COMPENSATION

In December 2018, the Company set aside 150,000 Class B units intended solely for distribution toward future contractor and employee payments. The 150,000 units should retain a value of $0.50 per unit despite the then current value in other sale units.

As of December 31, 2021 the Company has issued 129,764 of the dedicated 150,000 units. During 2021, 2020, and 2019 the following units were issued; 2,707 units, 14,250 units, and 57,920 units, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In January 2022, the Company was involved with a dispute litigation with one of their licensees which has been settled and closed. (see Note 12 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – RESTATEMENT AND PRIOR PERIOD ADJUSTMENT

During 2021, it was discovered the Company mistakenly identified itself as an agent to commission generating activities on its network. As a result, revenues were recorded net of sales expenses with exchange partners instead of a gross basis. The 2020 and 2019 income statements have been restated on the accompanying financial statements to record revenue and cost of sales at their gross amounts.

Additionally, during 2021, it was discovered deferred revenue for membership renewals as of December 31, 2020 and 2019 were under accrued by $17,614 and $13,028, respectively. This resulted in total liabilities being understated by $17,614 and Members' deficit to be overstated by $17,614 as of December 31, 2020 and total liabilities being understated and Members' deficit to be overstated by $13,028 as of December 31, 2019. The restated financials herein show the corrected balances for each account in both years.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception, the Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Litigation

In January 2022 the Company was involved with a licensee due to the licensee (Crescent City Trade Exchange or CCTE) attempted to buy another licensee (Geaux Trade or GT) of TradeAuthority without the knowledge or approval of TradeAuthority. A settlement was reached on March 15, 2022 approving the purchase of GT and extended their privilege to remain on the Moxey platform through June 15, 2022. TradeAuthority is in the process of restructuring the licensee deal with CCTE that will either result in an increase in the commission fee percentage or both CCTE and GT will leave the Moxey platform and TradeAuthority will seek to find a new licensee for that area.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,500,000 in member units, of which $400,000 will be priced at $15.08 per unit with the remaining $1,100,000 priced at $16.75 per unit. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through Wefunder. As of April 1, 2022 approximately $356,000 has been raised.

Management's Evaluation

Management has evaluated subsequent events through March 23, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.